UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10A/2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

AXIOM MANAGEMENT, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	25-0918682
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

14111 Freeway Drive
Suite 300
Santa Fe Springs, CA
(Address of principal executive offices)

90670
(Zip Code)

(702) 871-8678
(Registrant's telephone number, including area code)

James Clapp
Chief Executive Officer
14111 Freeway Drive, Suite 300
Santa Fe Springs, CA 90670
(562) 986-4460

Copies to:
David Price, Esq.
Top Tier Strategies
13520 Oriental Street
Rockville, MD 20853
(301) 460-5818

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒ (Do not check if a smaller reporting company)

PART I

Information regarding market and industry statistics contained in this registration statement is included based on information available to us that we believe is accurate. We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data as it pertains to market and industry statistics included in this registration statement. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. See the "Risk Factors" section of this registration statement for a more detailed discussion of uncertainties and risks that may have an impact on our future results. The investors can rely on the information in the prospectus.

ITEM 1.	BUSINESS

Summary Financial Data

The data summarized below is not complete.  It should be read in conjunction with the Company’s financial statements and accompanying notes contained in this filing and following pages.

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
INCOME STATEMENT DATA:
Net Revenue	$7,407,753	$8,112,312
Net Loss	$(1,455,250)	$(886,209)
Net Loss per Share	$(0.11)	$(0.08)

Our Company, Axiom Management, Inc.

Axiom Management, Inc. (who we sometimes refer to as "we", "us" or the "Company") is a Pennsylvania corporation reformed into its current structure on July 30, 2007. Axiom Staff Management Inc. did a reverse merger into a company known as Princeton Holdings.  The result of the merger created a new company by the name of Axiom Management Inc., and Axiom Staff Management became a subsidiary of Axiom Management Inc.  Prior to the merger Princeton Holdings was an empty shell with no business operations through July of 2007. Princeton Holdings had merged with SkyFrames Communications Inc. on June 2007.  SkyFrames had no business operations to speak of. SkyFrame had merged with Action Industries on January 2007, and had no business operations to speak of. Action Industries, Inc. principle business was the sale of comprehensive promotional programs to retail stores. (through January 2007). Action Industries original date of incorporation was May 8, 1946, and they filed Chapter 11 bankruptcy on September 1999. The reverse merger was recommended by WestCap Securities and Axiom Management Inc. operates as a holding company.

Our Subsidiaries

On July 30, 2007, the Company entered into an agreement with Axiom Staff Management, Inc. (Axiom Staff) whereby 100% of the issued and outstanding shares of Axiom Staff were exchanged for 11,700,000 shares of the Company.  As a result, Axiom Staff became a wholly owned subsidiary of the Company.

For accounting purposes, this transaction has been accounted for as a reverse merger, since the stockholders of Axiom Staff own a majority of the issued and outstanding shares of common stock of the Company, and the directors and executive officers of Axiom Staff became the directors and executive officers of the Company. This acquisition was accounted for at historical cost in a manner similar to that in pooling of interests method since after the acquisition, the former shareholders of Axiom Staff acquired majority of the outstanding shares of the Company. The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted. Thus, the historical financial statements are those of "Axiom Staff Management, Inc. & Subsidiary".

Axiom Staff Management, Inc. was incorporated under the laws of the State of Nevada on August 13, 2003. Axiom Staff is a full-service staff recruitment company that ranges from order fulfillment to human resource management. During mid-2006, Axiom Staff decided to go into the area of risk management.  Axiom Staff, in order to avoid any issues regarding a conflict of interest due to the fact they wanted to provide risk management services to both logistics providers and temporary staffing companies any connection to employment services had to be removed.

Therefore, Coastal Employment, Inc. was formed to separate the full service employment services from Axiom Staff.  Coastal Employment, Inc. (Coastal) was incorporated under the laws of the State of California on September 7, 2006. Coastal is a full-service employment, staff recruitment and human resource management company.  Coastal’s main clients are logistics providers, clerical, technical, manufacturing, medical and light industries.

On November 1, 2006, the sole shareholder of Coastal entered into an agreement with Axiom Staff whereby 100% of the issued and outstanding shares of Coastal were acquired for $25,000 bonus and 500,000 shares of  the new company once it was finalized and went public..  As a result, Coastal became a wholly owned subsidiary of Axiom Management Inc. Coastal had insignificant operations as of the date of acquisition, November 1, 2006, and the purchase consideration was treated as a deemed dividend to the shareholder as the prior shareholder is related to the officer, director and major shareholder of Axiom Staff. The business purpose of the acquisition of Coastal was to form a complete package of companies to service the logistics industry consisting of risk management (Axiom Staff Management Inc.), full service recruitment (Coastal Employment Inc.), payroll and workers comp insurance(acquire other companies to do these services).

On December 12, 2007 the Company signed an agreement with an officer and effectively separated from Axiom Staff Management, Inc.  Per the agreement, the officer assumed the following liabilities: Payroll Tax Debt (fines, penalties and lack of payment on his personal taxes), and Workers Comp Debt (fines, penalties, lack of payment and law suits that was a result of his actions in exchange for 100% of Axiom Staff’s issued and outstanding stock and the Company retained the following liabilities: all loans and credit card debt due to normal business operations and 100% of Costal Employment’s issued and outstanding stock.  As a result of the separation, the Company recorded an approximately $1.2 million increase in additional paid-in capital for the net liabilities disposed of. The officer resigned from the office of the Company subsequent to the completion of the transaction. The business operations of Axiom Staff were transferred to the Company and are carried on by the Company.

The result of the above transaction eliminated the risk management division and has forced the company to outsource such services until we are able to purchase a company that will be able to bring it in-house.  The reasons for this action was to eliminate debt to the companies bottom line and remove an officer who’s actions have resulted in his personal finances being investigated by the IRS due to personal gain, which in turn may lead to criminal charges.

Our Industry – Employment Services

We are a full-service staff recruitment company that ranges from order fulfillment to human resource management.  We focus primarily on logistics providers in the following areas: clerical, technical, light manufacturing, and light industrial.  We also handle medical recruitment.\

A more detailed description of our services is as follows:

•
Permanent, temporary and contract recruitment – We find the best people for all types of jobs in the logistic industry at both the general staffing and professional levels. The positions we fill range from general labor, forklift drivers, and supervisors in the warehouse operations.  In the office we fill positions from clerical to accounts receivable; and from data entry to supervisory positions. Our fees for this service are based upon a general mark up that would include the employees salary, workers comp, and our fee.

•
Employee assessment and selection – We provide a wide array of assessments to validate candidate skills and ensure a good fit between the client and the employee, which leads to higher employee retention rates. We provide background checks, document verification, forklift certification and general office skill testing.  Our fees for this service are included in the marked up above, but additional services such as extensive background checks for criminal activity, safety training courses for large groups are negotiated with the customer..

•
Human Resource Administration Services – We support and provide solutions to our customers existing human resource departments as it pertains to our temporary employees on assignment with the customer. We provide all employer services such as hiring, training, disciplinary and firing in regards to our temporary staff on assignment with our customers.  We also provide payroll services and tax payment services for our employees assigned to our customers.  Our fees for this service are included in the mark up above..

•
Risk Management Solutions –Through our Risk Management services, we help clients maximize the return on their human capital investments while assisting individuals to achieve their full potential. We provide a full range of risk management services ranging from facility walk through, forklift training, and train the trainer on safety.  Our facility walk through are designed to help our customers meet all requirements as set by CAL OSHA. Our fees for this service are included in the mark up above.

We are dependent on 5 major customers.  A breakdown of these companies are as follows:  Company A is 22% of our business and they are an importer of bicycles; Company B is 20% and they are an importer of shoes and accessories; Company C is 10% and they provide general warehousing services; Company D is 5% and they are a metal recycling company, and Company E is 4% and they are an importer of pet foods.  Our customers are in the Los Angeles County regional area.

We, and our predecessors, have been in business since 2003.  Axiom Staff Management was incorporated under the laws of the state of Nevada on August 13, 2003.  Please see section above under “Our Subsidiaries” for additional -information.

Competition

Introduction

We compete in the employment services industry by offering a complete range of services, including permanent, temporary, assessment and selection, human resource administrative services and risk management solutions. Our competitive position in the employment services industry is that we provide a one stop shop where we group all services in a bundle for our customers or provide them individually, based on the customer’s particular needs. Additionally, we have a pool of employees that have been prescreened based upon work history, documentation, and skill. Their employment application has been completely processed and are categorized by skill level. We can draw from them to provide our customers’ special needs. Our systematic approach allows us to correctly classify each employee and match them to a specific customer. We also provide risk management services such as facility evaluation per OSHA standards, safety training, and injury investigation.  These services are free or at a low cost to existing customers.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients and in the employment services industry itself.

We manage these trends by leveraging established strengths, including our experience in the logistics industry, which gives us an advantage in selecting the right employee for the job; an innovative product mix; and a strong client base. Our management staff has over 40 years of management in the logistics industry. Our product mix consists of general labor, skilled labor, clerical, accounting, and recruitment based upon job specific requirements. While permanent, temporary and contract recruitment is an important aspect of our business, our strategy is focused on providing both the employees our clients need and high-value services such as human resource administrative services and risk management solutions.  Simply put our strategy is to permanently place our temporary employees; find good skilled labor for our customers; and by keeping our costs down passing these savings on to our customers.

The company offers full-time and part-time staffing services to its clients in specific domains such as warehouses, logistics, clerical, light manufacturing, medical/hospitals, and branch and corporate administrative positions.  The company strives to maintain a large pool of talented workers who are available for immediate dispatch.

Human resource administration services support the existing human resource departments of its clients and include solutions related to compensation administration, payroll processing and delivery, EXEO compliance, immigration, and wage and hour laws.

Risk management solutions support the implementation and administration of client programs with the objective of minimizing losses and claims.  These initiatives promote workplace safety through educational programs, consulting, forklift certification, facility inspections and office appraisals.  In addition we offer customized safety and training programs covering risk assessment, OSHA compliance, worksite evaluation, MSDS manual review and drug testing.

During the last several years, secular trends toward greater workforce flexibility have had a favorable impact on demand for our services in several markets. As companies attempt to increase the variability of their cost base, contemporary work solutions help them to effectively address the fluctuating demand for their products or services.

Temporary and Contract Recruitment Market

Historically, in periods of economic prosperity, the number of firms providing temporary and contract recruitment has increased significantly due to the combination of a favorable economic climate and low barriers to entry. Recessionary periods generally result in a reduction in the number of competitors through consolidation and closures; however, historically this reduction has proven to be for a limited time as the following periods of economic recovery have led to a return in growth in the number of competitors.

In the recruitment market, competition is often limited to firms with offices located within a client’s particular local market because job candidates for permanent, contract and temporary positions are generally unwilling to travel long distances, resulting in a low barrier to entry. In most major markets, competitors generally include many of the publicly traded companies and numerous regional and local competitors, some of which may operate only in a single market.

Recruitment firms act as intermediaries in matching available permanent, temporary and contract workers to employer assignments. As a result, these firms compete both to recruit and retain a supply of permanent, temporary and contract workers and to attract clients to employ these workers. Competition is generally limited to firms having offices located in a specific local geographic market. Depending on the economy of a particular market at any point in time, it may be necessary for us to place greater emphasis on recruitment and retention of temporary and contract workers or marketing to clients. We recruit permanent, temporary and contract workers through a wide variety of means, including personal referrals, advertisement in traditional mediums such as newspapers, trade periodicals, handouts, job fairs, and certain online resources. Methods used to market recruitment services to clients vary depending on the client’s perceived need for permanent, temporary and contract workers, the local labor supply, the length of assignment and the number of workers required. Depending on these factors, we compete by means of quality of service provided, scope of service offered and price. In the recruitment market, quality is measured primarily by the ability to effectively match an individual worker to a specific assignment, as well as the rate of and promptness in filling an order. Success in providing a high quality service is a function of the ability to access a large supply of available workers, select suitable individuals for a particular assignment and, in some cases, train available workers in skills required for an assignment.

An important aspect in the selection of temporary and contract workers for an assignment is the ability of the recruitment firm to identify the skills, knowledge, abilities, and personal characteristics of a temporary worker and match their competencies or capabilities to an employer’s requirements. We use specific industry tests for identifying and assessing the skill level of our associates, which are used in selecting a particular individual for a specific assignment.

We believe that our assessment systems enable us to offer a higher quality service by increasing productivity, decreasing turnover and reducing absenteeism.

Permanent Recruitment Market

In addition to temporary and contract recruitment, we offer our clients recruitment services for permanent staff. We employ 11 full-time recruiters helping our clients find people with the right skills for their business requirements. Our permanent recruitment recruiters help clients acquire the most relevant information about candidates for a fraction of the time and investment required to create a comparable in-house hiring program. Our permanent placement services include interviewing the associate, back ground checks, and verifying past employment. Our competitors in the permanent recruitment market are often the same as those in the temporary and contract recruitment market.

Regulation

Employment services firms are considered the legal employers of temporary and contract workers. Therefore, laws regulating the employer/employee relationship, such as tax withholding or reporting, social security or retirement, anti-discrimination and workers’ compensation, govern the firm.

Our outplacement and consulting services generally are not subjected to governmental regulation in the markets in which we operate.

Our Website

Our Internet address is www.axiom-management.com. We make available through our Internet website our press releases, our registration statement on Form 10-12b, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. In addition, we also make available through our Internet website:

•	Services

•	Board of Directors

•	Investor Relations

•	Company History

Documents available on the website are also available in print for any shareholder who requests them. Requests may be made by writing to Mr. Gani Gjonbalaj, Vice President, Axiom Management, Inc. 14111 Freeway Dr. Suite 300, Santa Fe Springs, CA.  90670. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

Our Management

Our chairman and chief executive officer, James Clapp, is responsible for managing our day-to-day affairs. Our Vice President, Gani Gjonbalaj, is responsible for managing all operations for the company.  During the years ended December 31, 2007 and 2006 Mr. Clapp earned and was paid a total of $31,000.00 sand $80,000.00 in compensation, respectively during the years ended December 31, 2007 and 2006. Mr. Gjonbalaj earned and was paid a total of $17,000.00 and $0.00 in compensation, respectively.

 We have one director comprising our board.  We refer to our executive officers and any directors who are affiliated with them as our management.  During the years ended December 31, 2007 and 2006, our directors were compensated a total of $0.00 and $0.00, respectively.

Our Offices and Employees

We lease three office facilities under lease agreements that require monthly payments ranging from $850 to $2,367.  The leases expire August 31, 2008 (with automatic renewal), August 31, 2008 and October 31, 2009.

We currently employ 11 full time employees and over 200 part-time employees. We mainly utilize outside services to handle our accounting and other administrative requirements, and commissioned sales personnel to handle the selling and marketing of services. During the next 12 months we anticipate hiring one or two additional full-time employees to assist in our sales and marketing requirements.

ITEM 1A.	RISK FACTORS

Risks Relating to an Investment in Our Securities

RISK FACTORS

Our independent auditors have expressed a going concern opinion.

We have an accumulated deficit of approximately $3,900,000 and have experienced net losses for the years ended December 31, 2007 and 2006 of approximately $1,500,000 and $900,000, respectively. Our operations do not generate sufficient cash to cover our operating costs.  In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the company, which in turn is dependent upon our ability to raise additional capital, obtain financing and succeed in its future operations, The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

 Any significant economic downturn could result in our customers using fewer temporary and contract workers, which would materially adversely affect our business.

Because demand for recruitment services is sensitive to changes in the level of economic activity, our business may suffer during economic downturns. As economic activity begins to slow down, companies tend to reduce their use of temporary and contract workers before undertaking layoffs of their regular employees, resulting in decreased demand for temporary and contract workers. Significant declines in demand, and thus in revenues, can result in expense de-leveraging, which would result in lower profit levels.

Intense competition may limit our ability to attract, train and retain the qualified personnel necessary for us to meet our clients’ staffing needs.

We depend on our ability to attract and retain qualified associates who possess the skills and experience necessary to meet the requirements of our clients. We must continually evaluate and upgrade our base of available qualified personnel through recruiting and training programs to keep pace with changing customer needs and emerging technologies. Competition for individuals with proven professional skills, particularly employees with accounting and technological skills is intense, and we expect demand for such individuals to remain very strong for the foreseeable future. Qualified personnel may not be available to us in sufficient numbers and on terms of employment acceptable to us. Developing and implementing training programs requires significant expenditures and may not result in the trainees developing effective or adequate skills. We may not be able to develop training programs to respond to our clients’ changing needs or retain associates who we have trained. The failure to recruit, train and retain qualified associates could materially adversely affect our business because it may result in an inability to meet our clients’ needs.

We may be exposed to employment-related claims and costs and other litigation that could materially adversely affect our business, financial condition and results of operations.

We are in the business of employing people and placing them in the workplaces of other businesses. Risks relating to these activities include:

•	claims of misconduct or negligence on the part of our associates;

•	claims by our associates of discrimination or harassment directed at them, including claims relating to actions of our clients;

•	claims related to the employment of illegal aliens or unlicensed personnel;

•	payment of workers’ compensation claims and other similar claims;

•	violations of wage and hour requirements;

•	retroactive entitlement to employee benefits;

•	errors and omissions of our associates, particularly in the case of professionals, such as accountants; and

•	claims by our clients relating to our associates’ misuse of clients’ proprietary information, misappropriation of funds, other criminal activity or torts or other similar claims.

We may incur fines and other losses or negative publicity with respect to these problems. In addition, some or all of these claims may give rise to litigation, which could be time-consuming to our management team and costly and could have a negative impact on our business. We cannot assure you that we will not experience these problems in the future.

We cannot assure you that our insurance will be sufficient in amount or scope to cover all claims that may be asserted against us. Should the ultimate judgments or settlements exceed our insurance coverage, they could have a material effect on our results of operations, financial position and cash flows. We also cannot assure you that we will be able to obtain appropriate types or levels of insurance in the future or that adequate replacement policies will be available on acceptable terms, if at all.

If we lose our key personnel, then our business may suffer.

Our operations are dependent on the continued efforts of our officers and executive management. In addition, we are dependent on the performance and productivity of our local managers and field personnel. Our ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of those key officers and members of management who have acquired significant experience in operating an employment services company may cause a significant disruption to our business. Moreover, the loss of our key managers and field personnel may jeopardize existing client relationships with businesses that continue to use our services based upon past relationships with these local managers and field personnel. The loss of such key personnel could materially adversely affect our operations, because it may result in an inability to establish and maintain client relationships and otherwise operate our business.

As of December 31, 2007, our liabilities exceed our assets by approximately $322,000.

As of December 31, 2007 we had approximately $625,000 of total debt and approximately $303,000 of total assets. The level of debt causes us to have a poor financial position.   We will be required to use cash flow from current operations to reduce this debt in the near future.

As of December 31, 2007, we had approximately $625,000 of total debt. This level of debt could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our level of debt and the limitations imposed on us by our credit agreements could have important consequences for investors, including the following:

•	we will have to use a portion of our cash flow from operations for debt service rather than for our operations;

•	we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;

•	some or all of the debt under our current or future revolving credit facilities may be at a variable interest rate, making us more vulnerable to increases in interest rates;

•	we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	we will be more vulnerable to general adverse economic and industry conditions; and

•	we may be disadvantaged compared to competitors with less leverage.

We expect to obtain the money to pay our expenses, to repay borrowings primarily from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We are not able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. The money we earn may not be sufficient to allow us to pay principal and interest on our debt and to meet our other debt obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow additional funds. We may not be able to take such actions on terms that are acceptable to us, if at all. In addition, the terms of our existing or future debt agreements, including the revolving credit facilities and our indentures, may restrict us from adopting any of these alternatives.

Improper disclosure of employee and client data could result in liability and harm our reputation.

Our business involves the use, storage and transmission of information about our employees, our clients and employees of our clients. We and our third party service providers have established policies and procedures to help protect the security and privacy of this information. It is possible that our security controls over personal data and other practices we and our third party service providers follow may not prevent the improper access to or disclosure of personally identifiable information. Such disclosure could harm our reputation and subject us to liability under our contracts and laws that protect personal data, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace.

Risks Relating to Private Offering Exemption and Lack of Liquidity

Private placement offering – compliance with exemption requirements.

We have in the past and may continue from time to time to sell our Shares to investors in reliance on the private placement offering exemption from registration under the 1933 Act and applicable state securities laws. Many of these requirements are subjective and must ultimately be determined upon the specific facts and circumstances of the Offering. There is no assurance that the Securities and Exchange Commission, any state securities law administrator, or a Trier of fact in a court or arbitration proceeding would not determine that we failed to meet one or more of these requirements. In the event we cannot rely on an exemption from registration under the 1933 Act and/or the securities laws of any state, we would likely be liable to one or more investors for rescission and possibly damages. If a number of investors were successful in seeking rescission and/or damages, we could face severe financial demands that would adversely affect our business as a whole and our shareholders' investment in our Shares.

There is no public market for our common stock.

A public market for our Shares does not exist. While we plan eventually to have the Shares publicly traded, we do not know and cannot estimate when or if a regular public market for the Shares will develop. When our common stock is registered under the 1934 Act by the filing of this Form 10, we will be a "publicly held company" and, in general, our common stock will be eligible for listing on the OTC bulletin board market. We may also be eligible to file for registration on one or more securities exchanges, including the American Stock Exchange. We have not yet determined when we will endeavor to list or register our Shares for trading in any of these markets. Until we do so, there will unlikely be a regular market for the resale of our common stock. The establishment of and maintaining a registration in these markets is costly and can be a time-consuming process. When we do so depends on a number of factors, including the amount of common stock we sell in this Offering and any subsequent offerings, the number of shareholders we have, the costs and expense of such registration, and the deemed overall benefits of registration to us and to our shareholders. Until a regular public market for the Shares exists, our shareholders may not be able to liquidate their investment in the Shares in the event of emergency or for any other reason, and the Shares may not be readily accepted as collateral for a loan. The purchase of the Shares, therefore, should be considered only as a long-term investment.

ITEM 2.	FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this section together with our financial statements and related notes thereto included elsewhere in this report. In addition to the historical information contained herein, this report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. Certain statements contained in this Form 10, including, without limitation, statements containing the words "believe," "anticipate," "estimate," "expect," "are of the opinion that" and words of similar import, constitute "forward-looking statements." You should not place any undue reliance on these forward-looking statements.

You should be aware that our results from operations could materially be effected by a number of factors, which include, but are not limited to the following: economic and business conditions specific to the employment services industry; competition and the pricing and of services offered by us and our competitors; changes in customer attitudes toward the use of staffing services; our ability to control costs and expenses, and access to capital. There may be other factors not mentioned above or included elsewhere in this report that may cause actual results to differ materially from any forward-looking information.

OVERVIEW AND BACKGROUND

We operate as a full service employment services company headquartered in Montebello, California.  Our services range from order fulfillment to human resource management. Our main clients are logistics providers, clerical, technical, manufacturing, medical and light industries.

On December 12, 2007 we signed an agreement with an officer and effectively separated from Axiom Staff Management, Inc.  Per the agreement, the officer assumed certain liabilities in exchange for 100% of Axiom Staff’s issued and outstanding stock and we retained certain liabilities and 100% of Costal Employment’s issued and outstanding stock. The officer resigned from the office of President of the Company subsequent to the completion of the transaction. Axiom Staff Management Inc. business has been replaced by an outside Risk Management company because Mr. Morales took ownership of Axiom Staff Management; which was intended to handle the Risk Management Services.  The impact of the transaction caused us to record an approximately $1.2 million increase in additional paid-in capital for certain liabilities the former officer assumed and relieved us of approximately $1.2 million of certain liabilities. This transaction effectively allows us to continue to service the customers of Coastal Employment, and outsource Risk Management Services. This would allow Axiom Staff Management, Inc. to enter the risk management services industry without conflicts of interest with new clientele.

Executive level overview of the company

Axiom Management Inc. was formed to be a holding company for companies providing employee management, risk management, and workers comp insurance. This is realized by organic growth within the company, future growth through strategically targeted acquisitions such as risk management companies, payroll companies, PEO/ASO companies, and a captive that is self insured for workers comp.

Risks and challenges facing the company and how you are dealing with these issues

Rising oil pricing affecting the market and dropping the price of our stock.  Limited time frame to acquire targeted companies due to lack of funding, and IR firms not performing are just a few of our challenges.  We are dealing with this by focusing on the basics of growing the current company with larger customers which will affect both the top and bottom lines of our balance sheet; renegotiating our current pricing with our venders to offer a better rate to our customers.  We are constantly improving our selection process of our IR firms, and looking at ways to improve our company.

Any performance indicators you use to manage/asses the business and anything important to the inventors

The only indicator we use to manage our business is simple growth of the company.

CRITICAL ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Certain accounting policies are considered to be critical accounting policies, as they require management to make assumptions about matters that are highly uncertain at the time the estimate is made, and changes in the accounting estimate are reasonably likely to occur from period to period. Management believes the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our financial statements. For a summary of all of our significant accounting policies, see footnote 2 to our financial statements included elsewhere in this report.

 Principles of Consolidation

The consolidated financial statements include the accounts of Axiom Management, Inc. and its wholly-owned subsidiaries, Axiom Staff Management, Inc., (through December 12, 2007) and Coastal Employment, Inc. Subsequent to December 12, 2007, Axiom Staff Management, Inc., as a wholly-owned subsidiary, was divested as discussed in Note 1 of the financial statements. As such, the operations of Axiom Staff Management, Inc., including certain liabilities and customers, were transferred to Coastal Employment, Inc. at the time Coastal Employment Inc was formed and are being serviced and maintained. After Coastal Employment Inc. was formed Axiom Staff Management was focusing on being a Risk Management service provider.

All material inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectibility of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Revenue Recognition

Revenue from the sale of services is recognized at the time the service is performed. The Company maintains an allowance for doubtful accounts on accounts receivable for estimated losses. The Company also reserves for billing adjustments, principally associated with overbillings and client disputes, made after year end that relate to services performed during the fiscal year. The estimates are estimated based on historical adjustment data as percent of sales. The Company's revenue is derived from Company-owned operations. Our service offerings are focused primarily on placing clerical/administrative and light industrial personnel into temporary positions.

The Company follows the guidance of Emerging Issues Task Force (EITF) 99-19, "Recording Revenue Gross as a Principal versus Net as an Agent", for its presentation of revenue and direct costs. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. Where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded gross in the statements of income. Revenue and related costs of services generated by Company-owned offices are included as part of the Company's consolidated revenue and costs of services, respectively, since the Company has the direct contractual relationships with the customers and holds title to the related customer receivables. The Company enters into separate agreement with the legal employer of the temporary employees.

 We provide workers compensation for temporary employees to our customers so that the customer would not need to get more expensive workers comp on their own.  This is passed through and based on the employee’s hours of work.  We do not pay the temporary employees for hours they did not work, but at the same time the employee is allowed to work for other agencies if we can not find them work; as well as the temporary employee can decline work.  We cut paychecks for all temporary staff on assignment.  We bill our customers for all services rendered and most of them have payment terms.  If our customers fail to pay our invoice, the burden of paying the temporary staff still lies with us.  Our customers do not pay the temporary staff directly.

Workers' Compensation

The Company is responsible for and pays workers' compensation costs for its regular employees with a coverage limit of $1,000,000 per year.  Workers’ compensation for temporary employees is covered by the legal employer of the temporary employees, with whom the Company enters into a separate agreement for hiring the employees. For the first eight months of 2006, the Company employed the temporary employees under its own payroll and insured the temporary employees through State Fund with a coverage limit of $500,000. The Company accrued the estimated costs of workers' compensation claims based upon the expected loss rates within the various temporary employment categories provided by the Company. As of December 31, 2006 the workers' compensation liabilities were $1,091,847 which has been included in net liabilities of subsidiary spun off on the balance sheet for obligations that have been assumed by the ex- officer in exchange for the shares of the subsidiary.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company has adopted SFAS 123R and related FASB Staff Positions (“FSPs”) as of January 01, 2006 and recognizes stock-based compensation expense using the modified prospective method.

Issuance of Shares for Service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

THE FOLLOWING IS A COMPARISON OF OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Select Financial Information

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006

Revenues	$7,407,753	$8,112,312
Cost of revenues	6,614,974	7,009,925
Gross profit	792,779	1,102,387
Total expenses	2,248,029	1,988,596
Net loss after taxes	$(1,455,250)	$(886,209)
Net loss per share	$(0.11)	$(0.08)

Total assets	$303,321	$75,967
Total liabilities	$625,008	$1,727,166
Total shareholder deficit	$(321,687)	$(1,696,199)

Revenues

Revenues for the year ended December 31, 2007 were $7,407,753 as compared to $8,112,312 during the year ended December 31, 2006. This is a decrease of $704,559. This decrease was primarily the result of re-evaluating existing customers and as a result there were a few that left because of the increase in rates, while a few we asked to leave because it was not cost effective for us to maintain the business.

Cost of Revenues

Cost of revenues for the year ended December 31, 2007 were $6,614,974 or 89% of revenues. This is compared to cost of revenues for the year ended December 31, 2006 were $7,009,925 or 86% of revenues. The decrease in the amount of $394,951 is a direct result of the decrease in revenues. The increase of 3% of revenues is primarily the result of an increase in workers’ compensation expense to $477,137 from $443,393 during the years ended December 31, 2007 and 2006, respectively. The result in the increase of workers’ compensation expense was a result of switching insurance carriers due to the fact that our existing agency closed their doors.

Expenses

General and administrative expenses for the year ended December 31, 2007 were $783,003 as compared to $1,740,559 during the year ended December 31, 2006.  This decrease of $957,556 is primarily the result of a decrease in administrative salaries and wages of $476,558 to $497,923 during the year ended December 31, 2007 from $974,481 during the year ended December 31, 2006. This decrease in salaries and wages was the result of our reduction of workforce and the reduction in salaries as we evaluated the direction of the Company and decided to take a conservative approach heading into our new structure.  We also incurred $144,332 of penalties and fines relating to a workers’ compensation claim and payroll taxes penalties during the year ended December 31, 2006 that was not repeated during the year ended December 31, 2007.  Rent also decreased by $59,694 to $45,361 during the year ended December 31, 2007 from $105,055 during the year ended December 31, 2006.  This reduction in rent expense was the result of closing certain office locations in connection with our evaluation of the Company and our decision to take a conservative approach heading into our new structure.

Professional fees for the year ended December 31, 2007 were $1,288,582 as compared to $123,221 for the year ended December 31, 2006.  This increase of $1,165,361 is the result of stock issued for services with a total value of $1,087,500. The stock for services were issued to (1) Mr. Paul Cugno, a principal with an investment relations firm who assisted us with improving the image of the company, (2) Hayden Financial Corp, an investment relations firm who assisted us with,(3) Granite Enterprises US, Inc., a consulting group who assisted us with preparing for filing requirements, (4) Mr. Gani Gjonbalaj, our Vice President, per an agreement for accepting this position with the Company. Each of these stock for services payments were for services rendered and the Company will not experience any future benefit. We also experienced an increase of $33,625 in our accounting fees to $64,675 during the year ended December 31, 2007 from $31,050 during the year ended December 31, 2006.  This increase in accounting fees was due to the requirement to engage in a PCAOB certified auditor in order to present audited financial statements required for our necessary filings with the SEC.

Interest Expense

Interest expense during the year ended December 31, 2007 was $175,644 as compared to $124,016 during the year ended December 31, 2006.  This increase of $51,628 is primarily the result of the increased interest rates and points added to the a loan with Mr. James Clapp, President,  in order to extend the due date, as well as a change in our factoring agreement during the year ended December 31, 2007. At December 31, 2007, we owed Mr. Clapp $269,126.  At December 31, 2006, we owed Mr. Clapp $307,375.  Mr. Clapp has maxed out his credit through normal channels; the company has not been in business long enough to obtain credit on its own, and as a result any credit obtained is at a higher rate.

Net Loss

As a result of the aforementioned, our net loss was $1,455,250 and $886,209 for the years ended December 31, 2007 and 2006, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At December 31, 2007, we had $113,691 in cash and cash equivalents compared to $12,976 at December 31, 2006. We expect the funds from operations will not provide us with sufficient capital to fund our continuing operations for the foreseeable future. Instead, we will be required to increase borrowings or raise funds through the offering of private placements, until such time cash flows from operations support current operations as well as servicing our debt.  In addition, from time to time we borrow funds from Mr. James Clapp, CEO, to cover current operational requirements.

Operating Activities

Net cash used by operating activities during the year ended December 31, 2007 was $279,443 compared to net cash used by operating activities of $70,479 for the year ended December 31, 2006. The increase in cash used by operating activities was due to the increase in our net loss to $1,455,250 for the year ended December 31, 2007 from $886,209 for the year ended December 31, 2006. The increase in net loss was mainly a result of our decreased revenues and proportional increase in cost of revenues. The cash used by operating activities during the year ended December 31, 2007 primarily included an increase in due from factor of $95,767 as our receivables held by the factor increased, an increase in accounts payable and accrued expenses of $75,063 and an increase in payroll liabilities of $97,183 as a result of payment timing at December 31, 2007. The cash used by operating activities during the year ended December 31, 2006 primarily included a decrease in accounts receivable of $174,734 and an increase in payroll liabilities of $622,838.

Investing Activities

Net cash provided from investing activities was $106,993 during the year ended December 31, 2007 as compared to $27,593 during the year ended December 31, 2006. These were primarily the result of cash acquired during the acquisition of two subsidiaries. During the year ended December 31, 2006 we also purchased $1,777 of property and equipment.

Financing Activities

Net cash provided by financing activities was $273,165 during the year ended December 31, 2007 as compared to $55,761 during the year ended December 31, 2006.  During the year ended December 31, 2007, we received $241,500 in proceeds from a private placement funding, and $57,328 in proceeds from loans payable, officer with Mr. James Clapp, President and we repaid $25,663on a loan payable. During the year ended December 31, 2006, we received $50,100 in capital contributions, $55,149 in proceeds from a loan payable, and repaid $49,488 on loans payable, officer.  During the year ended December 31, 2007 we repaid $100,000 of debt from prior periods with stock.

THE FOLLOWING IS A COMPARISON OF OUR RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Select Financial Information

	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2007

Revenues	$1,385,055	$1,184,126
Cost of revenues	1,288,213	1,046,503
Gross profit	96,842	137,623
Total expenses	289,388	258,442
Net loss after taxes	$192,546	$(120,819)
Net loss per share	$(0.02)	$(0.01)

Total assets	$471,975	$33,581
Total liabilities	$598,707	$1,805,599
Total shareholder deficit	$126,733	$(1,772,018)

Revenues

Revenues for the three months ended March 31, 2008 were $1,385,055 as compared to $1,184,126 during the three months ended March 31, 2008.  This is an increase of $200,929.  This increase was primarily the result an increase in rates, along with the growth of our customer base.

Cost of Revenues

Cost of revenues for the three months ended March 31, 2008 were $1,288,213 or 93% of revenues.  This is compared to cost of revenues for the three months ended March 31, 2007 of $1,046,503 or 88% of revenues.  The increase in the amount of $241,710 is a direct result of the increase in revenues.  The increase of 5% of revenues is primarily the result of an increase in workers’ compensation expense and related employee benefits.

Expenses

General and administrative expenses for the three months ended March 31, 2008 were $194,163 as compared to $199,771 during the three months ended March 31, 2007.  This is a decrease of $5,608

Professional fees for the three months ended March 31, 2008 were $38,315 as compared to $16,928 for the three months ended March 31, 2007.  This increase of $21,387 is the result increased legal and accounting services required in fulfilling various reporting requirements.

Interest Expense

Interest expense during the three months ended March 31, 2008 was $56,910 as compared to $41,743 during the three months ended March 31, 2007.  This increase of $15,167 is primarily the result of the increased interest rates and points added to the a loan with Mr. James Clapp, President,  in order to extend the due date, as well as a change in our factoring agreement

Net Loss

As a result of the aforementioned, our net loss was $192,546 and $120,819 for the three months ended March 31, 2008 and 2007, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At March 31, 2008, we had $252,763 in cash and cash equivalents. We expect the funds from operations will not provide us with sufficient capital to fund our continuing operations for the foreseeable future. Instead, we will be required to increase borrowings or raise funds through the offering of private placements, until such time cash flows from operations support current operations as well as servicing our debt.  In addition, from time to time we borrow funds from Mr. James Clapp, CEO, to cover current operational requirements.

Operating Activities

Net cash used by operating activities during the three months ended March 31, 2008 was $184,428 compared to net cash used by operating activities of $53,983 for the three months ended March 31, 2007.  The increase in cash used by operating activities was due to the increase in our net loss to $192,546 for the three months ended March 31, 2008 from $120,819 for the three months ended March 31, 2007.  The cash used by operating activities during the three months ended March 31, 2008 primarily included a decrease in due from factor of $57,304, an increase in accounts receivable of $31,902, an increase in accounts payable and accrued expenses of $64,563 and a decrease in payroll liabilities of $76,863.  The cash used by operating activities during the three months ended March 31, 2007 primarily included an increase in due from factor and accounts receivable of $12,336 and $25,121, respectively and an increase in accounts payable and accrued expenses of $33,398.

Investing Activities

Net cash used by investing activities was $50,000 during the three months ended March 31, 2008 due to the deposit paid on the potential purchase of a PEO company.  There were no investing activities during the three months ended March 31, 2007.

Financing Activities

Net cash provided by financing activities was $373,500 during the three months ended March 31, 2008 as compared to $45,035 during the three months ended March 31, 2007.  During the three months ended March 31, 2008 we received $387,500 in proceeds from the private placement and repaid $14,000 on our note payable, officer.  During the three months ended March 31, 2007, we received $45,035 from our note payable officer.

Future Capital Needs

Our total debt March 31, 2008 was $538,914 and we had a working capital deficit of $129,863.  At March 31, 2008, our debt consisted of $330,898 of accounts payable and accrued expenses, $29,690 of accrued payroll and payroll taxes and $178,326 loans payable, related party, due to Mr. James Clapp, President.  The accounts payable, accrued expenses, accrued payroll and payroll taxes are payable in the near term and we use our current revenues to manage these payments.  The loans payable, related party, due to Mr. James Clapp, President range from interest free to 25% interest and are due upon demand.

During 2008 and beyond, we expect to complete an acquisition of a Florida, full-service PEO, of which we placed $50,000 in escrow on January 29, 2008. The plan for this acquisition is to bring it under the holding company of Axiom Management Inc. to be able to add revenues and profitability to the company. This acquisition brings payroll services and workers comp insurance services in-house; thereby decreasing the dependency of outside sourcing, and minimizing costs in those areas. Estimated costs are $2.6 million to purchase, including $40,000 of legal expenses required to complete the transaction. We expect this transaction to commence when Axiom Management Inc. goes to the bulletin board, and financing is obtained. In order to complete this transaction, we are obtaining $4.5 million of financing through WestCap Securities. Below you will find a breakdown of both the distribution of money and the financing sources:

Distribution of Money		Financing Sources
Cash to Seller	$2,600,000	Third Party Debt	$3,500,000
Payroll	$200,000	Investor Equity	$1,000,000
Debt Reserve	$600,000
Working Capital	$600,000
Transaction Fees	$500,000

Total Uses	$4,500,000	Total Sources	$4,500,000

Capital Commitments

We currently have no material commitments at this time to fund development of new videos or to acquire any significant capital equipment.

Off-Balance Sheet Arrangements

As of March 31, 2008, we do not have any off-balance sheet arrangements or obligations, including contingent obligations.

ITEM 3.	PROPERTIES

We lease three office facilities under lease agreements that require monthly payments ranging from $850 to $2,367.  The leases expire August 31, 2008 (with automatic renewal), August 31, 2008 and October 31, 2009.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

The following table sets forth certain information as of the date of this Memorandum, by each person or entity who is known to us to be the beneficial owner of more than 5% of our common stock, the beneficial ownership by each director and the beneficial ownership of all directors and officers as a group at December 31, 2007 in the event all of the Shares are sold.

Name	Maximum Beneficial Ownership	Percentage Owned At May 15, 2008(1)

James Clapp 14111 Freeway Dr. Suite 300 Santa Fe Springs, CA 90670	1	54%

Gani Gjonbalaj 14111 Freeway Dr. Suite 300 Santa Fe Springs, CA 90670	1	7%

All Officers and directors as a Group	2	61%

Other five percent beneficial owners

Albert Clapp	1	6%

See notes to the table below.

(1)	Based on 18,241,581 common Shares outstanding as of June 30, 2008.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our directors and executive officers.

Name	Age	Position	Address

James Clapp	43	Chairman of the board Chief executive officer	14111 Freeway Dr. Suite 300 Santa Fe Springs, CA. 90670

Gani Gjonbalaj	43	Vice President, director	14111 Freeway Dr. Suite 300 Santa Fe Springs, CA. 90670

None of our directors serves as a director of any company reporting under the 1934 Act. "Reporting Companies" include companies with a class of securities registered pursuant to Section 12 of the 1934 Act, or subject to the requirements of Section 15(d) of the 1934 Act, or any company registered as an investment company under the 1940 Act.

Each of our directors serves for a concurrent term of one year or until his or her successor is duly elected and qualified. Set forth below is a description of the business and employment background of each director and executive officer.

James T. Clapp is the Chairman of the Board and CEO of Axiom Management Inc.  Mr. Clapp is the Chairman of the Board for Coastal Employment Inc.  In November of 2006 Mr. Clapp started Coastal Employment Inc. with Erika Clapp and as the COO of the Coastal Employment from November 2006 to May 2007 Mr. clapp was responsible for all day to day functions.  These functions were and not limited to Accounting/ AR, Business Development/ Sales, Customer Care/Service.  In july of 2006 to October 2006 Mr. Clapp was the CEO of Axiom Staff Management, Inc.  Prior to the position of CEO Mr. Clapp held the position of COO for Axiom From July 2005 to July 2006.  As the COO Mr. Clapp’s responsibilities were Business Development/ Sales, day to day operations and Customer Care/Service.  Mr. Clapp founded AVC Properties Inc. in November of 2001 which Mr. Clapp holds the position of President/ CEO.  As of today AVC is profitable and thrives as a company.  From November 2003 to December 2004 Mr. Clapp was the COO for USC Intermodal his responsibilities were to grow the company and obtain US Customs Five (5) year Examination contract which we successfully accomplished.  Mr. clapp was one of the first to successfully complete and graduate from the Global Logistics Specialist (GLS) from the California State University of Long Beach.

Gani Gjonbalaj is the Vice President of Axiom Management Inc.  Before coming on board with Axiom Management Inc. Gani Gjonbalaj was the COO of BTSS Corp. in New York from June of 2005 until July of 2007.  Gani Gjonbalaj worked there for two years to set up the infrastructure to export electronic merchandise to the Caribbean market.  BTSS Corp also had a subsidiary in Trinidad under the name of Electronics Emporium Inc.  From February of 2004 until March of 2007 Gani Gjonbalaj was the Operations Manager for Customs Goods LLC in Carson, California.  His main job functions were to run the warehousing operation and improve the processes and departments for growth.  Eight months into the job Gani Gjonbalaj had obtained Sony Certification for the companies’ contract packaging division and changed the direction of the company.  From Nov of 2003 to February of 2004 Gani Gjonbalaj was the Vice President and General Manager for USC Intermodal.  Gani Gjonbalaj was responsible for all operations and for obtaining a US Customs Examination Contract.  Once the contract was obtained he was responsible for training the staff, reorganizing the warehouse, rewriting the software to handle the duties and responsibilities of being a Centralized Examination Station for Homeland Security.

ITEM 6.	EXECUTIVE COMPENSATION

The following table acts forth information concerning the compensation earned by our chief executive officer and our chief financial officer (collectively, the "Named Executive Officers") for the fiscal years ended December 31, 2007 and 2006. There was no non-equity incentive plan compensation or change in pension value and non-qualified deferred compensation earnings paid to the executive officers in 2007 and 2006.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Options Awarded	All Other Compensation (3)	Total

James Clapp	2007	$31,000.00-	$0-	$0-	0-	$0-	$31,000.00-
President/CEO	2006	$80,000.00-	$0-	0-	0-	$0-	$80,000.00-

Gani Gjonbalaj	2007	$17,000.00-	$0-	$0-	0-	$0-	$17,000.00-
Secretary/Vice President	2006	$0-	$0-	0-	0-	$0-	$0-

The following table sets forth distributions paid on restricted stock and the cost of term life premiums paid by us:

Name	Year	Distributions Paid on Restricted Stock	Group Term Life Insurance Payments	Total of All Other Compensation
James Clapp President/ CEO	2007	0-	0-	0-
	2006	0-	0-	0-
Gani Gjonbalaj	2007	0-	0-	0-
	2006	0-	0-	0-

Employment Agreements. We have letters of employment with 13 employees.  The material terms of these standardized agreements are:

Employee accepting employment at a specific wage and receiving a general medical package.  There are no terms, compensation or termination clauses.
The Company does not have any outstanding equity awards, including option or stock awards to report at this time.

Directors.  The Company’s directors, Mr. James Clapp and Mr. Gani Gjonbalaj, are both executive officers and their compensation is fully reflected in the summary compensation table.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

On April 2, 2007, the Company entered into a loan agreement with Mr. Albert Clapp, father to Mr. James Clapp, President, and received $100,000.  On September 1, 2007, the debt was converted into 100,000 shares of the Company’s common stock. No gain or loss on settlement of debt was recorded as this was a transaction with a related party. The shares were issued in January 2008.
Other than as disclosed in the footnotes to the financial statements, there have been no material transactions between us and our officers or directors, or any of their respective affiliates, during the last two (2) years.

ITEM 8.	LEGAL PROCEEDINGS

None.

ITEM 9.	MARKET PRICE AND DIVIDENDS ON RGESTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There was no public market for any of the securities of the Company during 2007 and 2006.

Market Information

Our common stock is not currently traded on any stock exchange or electronic quotation system. We do not expect that our common stock will be traded on any stock exchange or electronic quotation system.

Securities Eligible for Resale

Rule 144. Under Rule 144, as recently amended by the SEC, all shares held by non-affiliates that have been issued and outstanding for more than one year are presently eligible for resale and commencing 90 days after the effective date of this registration statement, all shares held by non-affiliates that have been issued and outstanding for more than six months will be eligible for resale. Future sales of large numbers of shares into a limited trading market or the concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be. If an active, stable and sustained trading market does not develop, the market price for our shares will decline and such declines are likely to be permanent.  At this time, there is 13,980 shares of stock that could be sold pursuant to Rule 144.

Rule 701. Under Rule 701, as currently in effect, shares of common stock acquired in compensatory transactions by employees of privately held companies may be resold by persons, other than affiliates, beginning 90 days after the date of the effectiveness of this registration statement, subject to manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144 without compliance with its one-year minimum holding period.

Combined. On the date of this registration statement we had 18,241,581 shares outstanding, including 6,541,581 shares held by persons who are not directors, officers or affiliates of our Company. On the date of this registration, we had 356 shareholders.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Securities Issued in Private Placement Offerings

Set forth below is information regarding securities we have issued within the past three (3) years.

On January 9, 2007, the Company approved a 1:200 reverse stock split.  The consolidated financial statements retroactively reflect the reverse split.

On July 30, 2007, the Company entered into an agreement with Axiom Staff Management, Inc. (Axiom Staff) whereby 100% of the issued and outstanding shares of Axiom Staff were exchanged for 11,700,000 shares of the Company.

On April 2, 2007, the Company entered into a loan agreement with a related party and received $100,000.  On September 1, 2007, the debt was converted into 100,000 shares of the Company’s common stock. No gain or loss on settlement of debt was recorded as this was a transaction with a related party. The shares were issued in January 2008.

During the year ended December 31, 2007, the Company received $525,000 under a private placement for common stock at $1 per unit. Each unit comprised of one share of restricted stock and one share of unrestricted stock and one warrant. Expenses related to the offering totaled $63,000. The 1,050,000 shares of common stock were issued on January 11, 2008 and have been recorded as shares to be issued in the accompanying financial statements.  The private placement money was raised to help offset the expense that would occur in the Company during the process of filing Form 10 with the SEC.  The applicable expenses relate to accounting services, audit fees, legal and consulting fees and fund raising.

During the year ended December 31, 2007, the Company agreed to issue 100,000 shares to an officer of the Company. The shares to be issued were valued at the fair market value of $145,000. These shares were issued on January 11, 2008.

During the year ended December 31, 2007, the prior shareholder of Coastal was awarded 500,000 shares in Axiom for the shares relinquished in Coastal. This was treated as a deemed dividend as the prior shareholder is related to an officer and director of the Company.

ITEM 11.	DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock.  We are authorized to issue up to 100,000,000 shares of Common Stock, of which 16,700,581 were outstanding at May 15, 2008. At May 15, 2008, we had more than 356 shareholders of record.

ITEM 12.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents Limited Liability and Indemnification of Directors, Officers, Employees and other Agents

Under Pennsylvania law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Under our Bylaws, the corporation shall indemnify any individual made a party to a proceeding because he is or was an officer, director, employee or agent of the corporation against liability incurred in the proceeding.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final deposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTING DATA

Financial Statements are included as exhibit 13.1

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

Not applicable.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

An index to and description of the financial statements are filed with this Form 10 in Item 13 hereof. An Index to the Exhibits as filed as part of this Form 10 is set forth below.

Exhibit Number	Description

3.1	Amended Articles of Incorporation filed July 10, 2007

4.1	Form of Common Stock Certificate

13.1	Financial Statements for the years ended December 31, 2007 and 2006 and for the three months ended March 31, 2008 and 2007

15.1	Example Employment Contract

15.2	Agreement between Mr. Pete Morales, Axiom Staff Management, Inc. and Axiom Management, Inc.

23.1	Consent of Kabani & Company, Inc.

23.2	Consent of David Price, Esq. (included in exhibit 5.1)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Axiom Management, Inc. Date: June 30, 2008 By: /S/ JAMES CLAPP James Clapp Chief Executive Officer